INSURANCE BINDER   71771

FRANK CRYSTAL & COMPANY

FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005

(212) 344-2444 • (800) 221-5830

TELEX: 222792 • CABLE: CRYSTINSCOS

TELECOPIER: (212) 425-7017

Insured's Mailing Address Integrity Mutual Funds, Inc. 1 Main Street North Minot, ND 58703	Date Typed 7/10/07 By: ktb A/E: lda/71771 Insured's No. Telephone Confirmation ☐
Company or Agency St. Paul Fire and Marine Insurance Co. c/o St. Paul Travelers Group One State Street Plaza, 9th Floor New York, NY 10004	Date With Whom

New Order ☐   Endorsement ☐   Renewal ☒   Rewrite ☐   Information Only ☐

Name (if different from mailing address)	Inception or Effective Date 7/7/07
	Expiration 7/7/08
	Policy No. 490PB1627
	Company St. Paul Fire and Marine Insurance Co.
Location(s) (if different from mailing address)	Prepaid ☐
	Installment ☐
	Premium $6,000

Type of Coverage - Registered Management Investment Company Bond

Specifications - **In consideration of the premium charged, it is hereby understood and agreed that effective July 7, 2007 to to July 7, 2008 coverage is bound as follows:**

Limit of Liability * **(Inclusive of Defense Costs)**	**Deductible **** **(Each Claim)**	**Premium** **(Annual)**
$1,875,000	**$50,000**	**$6,000**

* $100,000 Limit of Liability as respects Stop Payment, Uncollectible Items, Audit Expense, and Unauthorized Signatures Insuring Agreements

** $5,000 Deductible as respects Stop Payment, Uncollectible Items, Audit Expense, and Unauthorized Signatures Insuring Agreements. $0 Deductible as respects Fidelity of the funds.

Coverage will be provided pursuant to the terms and conditions of St. Paul's Registered Management Investment Company Bond with number: 490PB1203.

Mortgagee ☐   Loss Payee ☐   Additional Insured ☐   Other ☐

Enclosure ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
Remarks ☐	
For Frank Crystal & Co., Inc. Refer to: Louis D'Agostino	Name of Underwriter: (Print or Type) Shayna Whyte Signature Original signature on file with Frank Crystal & Co.
Admitted ☒ Non-Admitted ☐	For (Insurance Company) St. Paul Fire and Marine Insurance Co. Date Signed